February 7, 2008

VIA FACSIMILE AND U.S. MAIL

Frederick R. Bellamy
Sutherland, Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

> Re: **Midland National Life Separate Account A**
> Variable Universal Life - CV
> Initial Registration Statement on Form N-6
> File Nos. 333-148111 and 811-5271

Dear Mr. Bellamy:

We have reviewed the above-referenced registration statement, which was received by the Commission on December 17, 2007. The registration statement received a selective review based on your representation that the filing is substantially similar to another currently effective registration statements filed on behalf of Midland National Life Insurance Company and its separate account (File Nos. 333-14061). Based on our limited review, we have the following comments (page numbers refer to the marked courtesy copy provided to the staff):

1.   Fee Table (Pages 13 to 18)

        a.   Please provide complete fee table information in an amendment to the registration statement.

        b.   The fee table describes a "Premium Loads" transaction charge without any corresponding disclosure of when the charge is deducted or the amount deducted. Please provide the omitted disclosure or remove the charge from the fee table if the charge is not imposed on this product.

        c.   According to the fee table, a surrender charge may be deducted during the first 19 policy years (or during the first 19 policy years following any increase in face amount). The surrender charge for a representative contractowner, however, states that the charge may be deducted during the first 15 policy years. Please resolve the apparent inconsistency.

        d.   There appear to be two footnote references (footnote ii and v) without any corresponding footnote in the fee table.

e.   Also, the reference to footnote v states that the company charges an administrative fee of $200 at the time benefits are paid from this rider and the company reserves the right to increase this fee. Please include the maximum charge associated with this rider in the fee table.

f.   Please confirm the accuracy of the highest total operating expenses charged by the currently available portfolio companies for the year ended December 31, 2006 (before any fee waiver or expense reimbursement), which is stated at 11.91%. Also, in your pre-effective amendment, please use updates figures for December 31, 2007.

g.   As the contractual waiver for the Lord Abbett International portfolio has expired, please remove the line item reflecting waiver and reimbursements from the Total Annual Portfolio Operating Expenses table.

2.   Additional Benefits (Pages 33-40)

Please clarify at the beginning of this section whether any of the riders are mutually exclusive, how many of the riders may be concurrently elected by a contract owner, and any negative consequences to having more than one rider in effect at the same time.

3.   Part C - Exhibit Index

If any name is to be signed to the registration statement pursuant to a power of attorney, please ensure that the power of attorney "relates to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

4.   Financial Statements, Exhibits, and Other Information

Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

5.   Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Please respond to these comments in a pre-effective amendment to the registration statement and in a letter to me. If you are of the opinion that no change in the registration statement is necessary in response to any comment, so indicate in a letter to the staff and state the basis for your opinion. Although the staff has completed the initial review of the registration statement, please be advised that the registration statement will be reviewed by the Assistant Director of the Division of Investment Management, Office of Insurance Products, after the above comments are resolved. Accordingly, the staff reserves the right to comment further on any forthcoming amendments**.**

After resolution of all disclosure issues, a written request from the registrant and its principal underwriters must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions or comments, please feel free to call me at (202) 551-6765. Mail or deliveries should include a reference to Mail Stop 5-6, and our zip code 20549-0506. My facsimile number is (202) 628-0760.

Sincerely,

Mark A. Cowan
Senior Counsel
Office of Insurance Products